UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pareteum Corporation

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

69946T207

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 69946T207	13G	Page 2 of 6 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Hoving & Partners SA
2.	check the appropriate box if a group*	(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization Geneva, Switzerland
number of shares	5.	sole voting power	12,079,547
beneficially owned by	6.	shared voting power	0
each reporting	7.	sole dispositive power	12,079,547
person with:	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person	12,079,547
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	12.42%
12.	type of reporting person (See Instructions)	FI; IA

CUSIP No. 69946T207	13G	Page 3 of 6 Pages

Item 1.
(a) Name of Issuer:	Pareteum Corporation
(b) Address of Issuer’s Principal Executive Offices:	1185 Avenue of the Americas New York, NY 10036

Item 2.
(a) Name of Person Filing:	This Schedule 13G (the “Schedule”) is being filed with respect to shares of Common Stock, $0.00001 par value per share (as defined below) of Pareteum Corporation (the “Issuer”) which are beneficially owned by Hoving & Partners SA (the “Reporting Person”). See Item 4 below.
(b) Address of Principal Business Office or, if none, Residence:	30A Route de Chêne CH-1208 Genève
(c) Citizenship:	Hoving & Partners SA is a Switzerland Sociétè Anonyme
(d) Title of Class of Securities:	Common Stock
(e) CUSIP Number:	69946T207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 69946T207	13G	Page 4 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Person is based on 97,287,561 (as of November 13, 2018) outstanding shares of Common Stock of the Issuer, as disclosed on the Issuer’s 10-Q filed with the SEC on November 14, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 69946T207	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b) with respect to Hoving & Partners SA:

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

(b)	By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an asset management company in Switzerland is substantially comparable to the regulatory scheme applicable to the functional equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D. ☒

CUSIP No. 69946T207	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2019

HOVING & PARTNERS SA

/s/ J.P. Menke
Signature

J.P. Menke/ Board Member

/s/ Wackie Eysten
Signature

Wackie Eysten/Board Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)